UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced positive results from its Adhibit™ Adhesion Prevention Gel Myomectomy Study. The final data set was presented today by Dr. Lilo Mettler, the study’s principal investigator, at the 19th Annual European Congress of Obstetrics and Gynecology in Torino, Italy.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 7, 2006

                  By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Friday, April 7, 2006

ANGIOTECH PRESENTS POSITIVE ADHIBIT™ DATA AT THE 19TH ANNUAL EUROPEAN CONGRESS OF OBSTETRICS AND GYNECOLOGY

Surgical adhesion scores were threefold less in patients treated with Adhibit™

VANCOUVER, BC and TORINO, ITALY, April 7, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) today announced positive results from its Adhibit™ Adhesion Prevention Gel Myomectomy Study. The final data set was presented today by Dr. Lilo Mettler, the study’s principal investigator, at the 19th Annual European Congress of Obstetrics and Gynecology in Torino, Italy.

About the Study

This randomized, controlled, single-blind, clinical study was designed to evaluate the safety and efficacy of Adhibit in reducing the incidence and severity of post-operative adhesions when applied immediately after the removal of uterine fibroids (myomectomy surgery). The study was conducted at six investigational sites in Europe, Canada, and the Netherlands Antilles.

The trial randomized 71 patients, with 48 patients receiving the Adhibit treatment and 23 patients receiving no post-operative adhesion treatment (the Control group). Patients were surgically re-examined eight to ten weeks post-procedure to determine the incidence and severity of adhesions.

Adhibit was shown to reduce post-operative adhesion formation as measured by the modified American Fertility Society (mAFS) score, a scoring system that factors in both the extent and tenacity of adhesions. Patients in the group that were treated with Adhibit experienced a statistically significant reduction in their mAFS score when compared with those in the Control group (0.8 ± 2.0 Adhibit group versus 2.6 ± 2.2 Control group; p=0.010).

“Consistent with preliminary results, we’re encouraged and pleased that this data indicates Adhibit is safe and effective,” said Dr. Rui Avelar, Chief Medical Officer for Angiotech. “Adhibit also proved itself to be easily delivered through a laparoscope, and has the potential to further advance minimally-invasive surgery in women.”

About Adhibit™

Adhibit is a fully-synthetic, sprayable hydrogel that is safely resorbed by the body over 30 days and is designed to reduce or prevent the formation of post-operative surgical adhesions. Currently approved in Europe to prevent or reduce post-surgical adhesion formation in pediatric patients undergoing cardiac surgery, Adhibit is an Angiotech product that is sold and marketed by Baxter Healthcare Corporation worldwide, excluding the U.S. Baxter has an option to license Adhibit in the U.S.; however, Adhibit is not currently approved for sale in the U.S.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Janet Craig, VP, Investor Relations & Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com